UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  3)*

MIRAMAR MINING CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

60466E
(CUSIP Number)

May 21, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		]	Rule 13d-1(b)

[	x	]	Rule 13d-1(c)

[		]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60466E

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
DUNDEE WEALTH MANAGEMENT INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of	5.	Sole Voting Power - 0
Shares
Beneficially	6.	Shared Voting Power - 16,979,724 * **
Owned by
Each	7.	Sole Dispositive Power - 0
Reporting
Person With	8.	Shared Dispositive Power - 16,979,724 * **

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -16,979,724 * **

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)- 13.7% * **

12.	Type of Reporting Person (See Instructions) CO

*Assumes conversion/exercise of certain securities held.

**  Includes shares for which the reporting person disclaims beneficial ownership.  See item 4(a)

CUSIP No.	60466E

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
DUNDEE PRECIOUS METALS INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of	5.	Sole Voting Power - 13,413,363*

Shares
Beneficially	6.	Shared Voting Power - 0

Owned by
Each	7.	Sole Dispositive Power - 13,413,363 *

Reporting
Person With	8.	Shared Dispositive Power - 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -13,413,363*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)- 10.8%*

12.	Type of Reporting Person (See Instructions) CO

* Assumes conversion/exercise of certain securities held.

Item 1. (b)  Address of Issuer's Principal Executive Offices

889 Harbourside Drive, Suite 300, North Vancouver, British Columbia, V7P 3S1

Item 2. (a)  Name of Person Filing:

Dundee Wealth Management Inc.

Dundee Precious Metals Inc.

Item 2. (b)  Address of Principal Business Office or, if none, Residence

40 King Street West

Scotia Plaza

55th Floor

Toronto, Ontario

M5H 4A9

Item 2. (c)  Citizenship

Canada

Item 2. (d)  Title of Class of Securities

Common Stock

Item 2. (e)  CUSIP Number

60466E

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)	Amount beneficially owned: See item 9 on the Dundee Wealth Management Inc. cover page
(Includes shares for which the reporting person disclaims beneficial ownership.)

(b)	Percent of class: See item 11 on the Dundee Wealth Management Inc. cover page

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of
See items 5-8 on the Dundee Wealth Management Inc. cover page

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2003

By: /s/ "Lori E. Beak"
Lori E. Beak
Assistant Secretary
Dundee Wealth Management Inc.

By: /s/ "Jonathan Goodman"
Jonathan Goodman
President & CEO
Dundee Precious Metals Inc.

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

Dundee Wealth Management Inc. and Dundee Precious Metals Inc. each hereby agree that the attached Form 13G to be filed by Dundee Wealth Management Inc. relating to each company's beneficial ownership of securities of Miramar Mining Corporation is also filed on behalf of Dundee Precious Metals Inc.

Dated:  June 9, 2003

By: /s/ "Lori E. Beak"
Lori E. Beak
Assistant Secretary
Dundee Wealth Management Inc.

By: /s/ "Jonathan Goodman"
Jonathan Goodman
President & CEO
Dundee Precious Metals Inc.